

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2008

Mr. Philip J. Wright
Chief Executive Officer
Lundin Mining Corporation
885 West Georgia Street, Suite 2101
Vancouver, British Columbia, Canada V6C 3E8

> **Re:**   **Lundin Mining Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-33086**

Dear Mr. Wright:

   We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

General

1.   We note the disclosure on page 29 of your Annual Report to Shareholders pertaining to your investment in Union Resources Ltd. and its development of the Mehdiabad zinc deposit in Iran. We also note the staff's letter of September 26, 2007 and your October 16, 2007 response to that letter. Please confirm to us that since your letter of October 16, 2007 there has been no material change in your

company's business in or with Iran, Syria or Sudan. If this is not the case, please advise.

Exhibit 3

Note 3 – Significant Accounting Policies, page 11

(e) Mineral properties, plant and equipment, page 12

2.   We note that you credit net proceeds from the sale of pre-production material against the related capitalized mineral property costs. For US GAAP purposes income from the sale of incidental exploration and development material should be reported as income earned during the development stage on your statements of operations. Please tell us why you have not disclosed this difference in accounting at Note 23.

3.   We note you capitalize stripping costs incurred prior to the production phase. Tell us how you define the production phase for purposes of determining when you would capitalize versus expense stripping costs that you incur. In this regard we note your disclosure indicating you capitalize all "pre-production" expenditures until production rates of 70% of designed capacity are achieved.

        For US GAAP purposes, the production phase of a mine is deemed to have begun when saleable minerals are extracted from an ore body, regardless of the level of production. Please refer to the guidance outlined in EITF 04-6, and explain to us why you believe your accounting for stripping costs does not differ from US GAAP, if that is your view.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director